January 30, 2020
Via EDGAR

United States Securities and Exchange Commission Division of Corporation Finance Office of Healthcare & Insurance Attn: Ada D. Sarmento 100 F Street, N.E. Washington, D.C. 20549

Re: Request for Acceleration - IntelGenx Technologies Corp.

Amendment No. 1 to Registration Statement on Form S-1

(SEC File No. 333-235607)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, IntelGenx Technologies Corp. (the "Company"), respectfully requests that the Commission accelerate the effectiveness of the above-referenced Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-235607), and permit said Registration Statement to become effective at 4:00 p.m. (Eastern Time) on January 31, 2020, or as soon thereafter as practicable.

The Company hereby authorizes James Guttman, an attorney with our outside legal counsel, Dorsey & Whitney LLP, to orally modify or withdraw this request for acceleration.

Please contact James Guttman of Dorsey & Whitney LLP at (416) 367-7376 with any questions with respect to this request.

Sincerely,

IntelGenx Technologies Corp.

/s/ Andre Godin

Andre Godin
President and Chief Financial Officer

cc: James Guttman, Dorsey & Whitney LLP

    Richard Raymer, Dorsey & Whitney LLP